March 13, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC  20549

Attn: Ms. Laura Hatch

Re: Request for Accelerated Effective Date for THE GAMING AND CASINO FUND (the “Fund”), a series of Northern Lights Fund Trust (the “Trust”)

(Reg. No. 333-122917 and ICA No. 811-21720)

Dear Ms. Hatch:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Trust and Aquarius Fund Distributors LLC, the distributor of the above-referenced Fund, hereby jointly and respectfully request that the Registration Statement of the Trust on Form 485APOS filed January 6, 2006 be declared effective on Thursday, March 15, 2006, or soon as practicable thereafter.  Absent acceleration, the Amendment would be effective on March 22, 2006. The reason for this request is to facilitate the Distributor’s subscription period to bring certain assets into the Fund.

If you have any questions or request additional information regarding this matter, please contact Emile R. Molineaux at (631) 470-2616.

Very truly yours,

NORTHERN LIGHTS FUND TRUST                 AQUARIUS FUND DISTRIBUTORS LLC

By_/s/ Michael J. Wagner __                                             By:_/s/ Brian Nielsen__________

Name:   Michael J. Wagner                                                Name:   Brian Nielsen

Title:     President                                                               Title:    President